Delta Natural Gas Company, Inc.

2015 Annual Report

Delta positively impacts our communities by supporting higher education.

Our Mission

Delta will provide premier natural gas services while having a positive impact on customers, employees and shareholders.

Delta System

To Our Shareholders

This past year was challenging, with weather that was about 10% colder than the 30 year average. Our total throughput was over 20 billion cubic feet for 2015. Regulated distribution and transmission operations performed well, offset some by declines in our unregulated businesses resulting from lower natural gas revenues and declining liquids prices. Overall, Delta had another good year of financial performance in 2015, with net income of $6.5 million, or $.92 per share. I greatly appreciate all the efforts of our employees to maintain excellent reliability and provide outstanding service throughout this past year.
Our Annual Report cover this year highlights the Kentucky independent colleges and universities that are Delta’s customers. These include Asbury Seminary founded in 1923 and Asbury University founded in 1890, both in Wilmore; Berea College founded in 1855, in Berea; Union College founded in 1879, in Barbourville; and The University of the Cumberlands founded in 1889, in Williamsburg. Each of these institutions has been educating students in Kentucky for many years, and we acknowledge the fine work they have done, and do, in educating young men and women who will be important to our nation’s future. They each provide significant positive impacts to Kentucky and to the communities in which they are located. Delta supports the efforts of each of these schools. They are an important factor in sustaining and improving the excellent quality of life in Delta’s service areas.
Your Board of Directors, at its August 14, 2015 meeting, increased Delta’s quarterly stock dividend to $.205 per share for shareholders of record as of September 1, 2015 to be paid September 15, 2015. This results in an annualized dividend of $.82 per share and represents an annual increase in the dividend of 2.5%.
Michael R. Whitley is retiring from Delta’s Board of Directors in 2015 after 15 years of outstanding service. We greatly appreciate Mike’s years of service to Delta and thank him for providing his business experience, sound guidance and judgment as our Lead Director. His dedication and wise counsel over the years will certainly be missed. We wish him the very best.
All of us here at Delta will continue to operate the Company to the best of our abilities, and we will continue to pursue growth and prosperity for Delta in 2016 and beyond.

Sincerely,

Glenn R. Jennings
Chairman of the Board,
President and Chief Executive Officer

August 17, 2015

Selected Financial Information

For the Years Ended June 30	2015	2014	2013	2012	2011

Summary of Operations ($)

Operating revenues	86,188,238	95,845,871	80,664,837	74,078,322	83,040,251

Operating income	12,963,861	15,603,439	13,188,679	13,265,228	14,061,794

Net income (a)	6,496,081	8,275,128	7,200,776	5,783,998	6,364,895

Basic and diluted earnings per common share (a)	0.92	1.19	1.05	0.85	0.95

Cash dividends declared per common share	0.80	0.76	0.72	0.70	0.68

Total Assets ($)	185,906,411	186,025,161	183,930,015	182,895,363	174,896,239

Capitalization ($)

Common shareholders' equity	77,221,654	74,728,352	70,005,415	66,220,407	63,767,184

Long-term debt	52,000,000	53,500,000	55,000,000	56,500,000	56,751,006

Total capitalization	129,221,654	128,228,352	125,005,415	122,720,407	120,518,190

Short-Term Debt ($)(b)	1,500,000	1,500,000	1,500,000	1,500,000	1,200,000

Capital Expenditures	9,010,876	8,077,642	7,179,473	7,337,115	8,123,479

(a)	In 2012, $877,000 of interest expense was accrued relating to a tax assessment. In 2013, the assessment was resolved and the previously accrued interest was reversed.

(b)	Includes current portion of long-term debt.

Board of Directors

Standing Left to Right:

Arthur E. Walker, Jr. (a)
President, The Walker Company (general and highway construction),
Mount Sterling, Kentucky

Edward J. Holmes (a)
President, EHI Consultants
(planning and design services),
Lexington, Kentucky

Jacob P. Cline, III (b)
Attorney, Cline Law Office,
Middlesboro, Kentucky

Michael R. Whitley (a)* (b) (c)
Lead Director; Retired Vice Chairman of
the Board, President and Chief
Operating Officer, LG & E
Energy Corp. (diversified utility),
Louisville, Kentucky

Glenn R. Jennings (c)*
Chairman of the Board, President and Chief Executive Officer

Seated Left to Right:

Michael J. Kistner (b)* (c)
Consultant, MJK Consulting (financial consulting),
Louisville, Kentucky

Sandra C. Gray (a)
President, Asbury University,
Wilmore, Kentucky

Fred N. Parker (b)
President and Chief Executive Officer,
Kentucky River Coal Corporation
(land and natural resource management),
Lexington, Kentucky

(a) Member of Corporate Governance and Compensation Committee
(b) Member of Audit Committee
(c) Member of Executive Committee
* Committee Chair

Officers

From left to right:

Matthew D. Wesolosky, Vice President – Controller
Johnny L. Caudill, Vice President – Distribution
Glenn R. Jennings, Chairman of the Board, President and Chief Executive Officer
Brian S. Ramsey, Vice President – Transmission and Gas Supply
John B. Brown, Chief Financial Officer, Treasurer and Secretary

Corporate Information

Shareholders’ Inquiries

Communications regarding stock transfer requirements, lost certificates, changes of address or other items may be directed to Computershare Investor Services, LLC, the Transfer Agent and Registrar. Communications regarding dividends, the above items or any other shareholder inquiries may be directed to Emily P. Bennett, Director - Corporate Services, Delta Natural Gas Company, Inc., 3617 Lexington Road, Winchester, Kentucky 40391, email: ebennett@deltagas.com.

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
Suite 4200
111 Monument Circle
Indianapolis, Indiana 46204

Disbursement Agent, Transfer Agent and Registrar for Common Shares; Dividend Reinvestment and Stock Purchase Plan Administrator and Agent

Computershare Investor Services, LLC
P.O. Box 43036
Providence, RI 02940-3036
1-888-294-8217

2015 Annual Report

This annual report and the financial statements contained herein are submitted to the shareholders of the Company for their general information and not in connection with any sale or offer to sell, or solicitation of any offer to buy, any securities.

2015 Annual Meeting

The annual meeting of shareholders of the Company will be held at the General Office of the Company in Winchester, Kentucky on November 19, 2015 at 10:00 a.m. Proxies for the annual meeting will be requested from shareholders when notice of meeting, proxy statement and form of proxy are mailed on or about October 8, 2015.

Dividend Reinvestment and Stock Purchase Plan

This plan provides shareholders of record with a convenient way to acquire additional shares of the Company’s common stock without paying brokerage fees. Participants may reinvest their dividends and make optional cash payments to acquire additional shares. Computershare Investor Services, LLC administers the Plan and is the agent for the participants. For more information, inquiries may be directed to Emily P. Bennett, Director - Corporate Services, Delta Natural Gas Company, Inc., 3617 Lexington Road, Winchester, Kentucky 40391, e-mail: ebennett@deltagas.com.

Delta Natural Gas Company, Inc.
3617 Lexington Road
Winchester, Kentucky 40391
Phone: 859.744.6171
Fax: 859.744.6552
www.deltagas.com